UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEANCORE SOLUTIONS, INC.
(Name of Issuer)

CLASS B COMMON STOCK
(Title of Class of Securities)

184492 106
(CUSIP Number)

Mohammad Ansari c/o CleanCore Solutions, Inc. 5920 South 118th Circle, Suite 2 Omaha, NE 68137 877-860-3030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 pages

CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Basestones, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	211,207
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	211,207
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.10%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 6,813,419 shares of class B common stock, outstanding as of April 26, 2024, as reported in the Issuer’s Final Prospectus filed on April 30, 2024.

Page 3 of 7 pages

CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Bethor Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,250,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,250,000
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.35%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 6,813,419 shares of class B common stock outstanding as of April 26, 2024, as reported in the Issuer’s Final Prospectus filed on April 30, 2024.

Page 4 of 7 pages

CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Mohammad Ansari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,461,207 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,461,207 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.45%(1)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 211,207 shares of class B common stock held by Basestones, Inc. and 1,250,000 shares of class B common stock held by Bethor Limited.
(2)	Based on 6,813,419 shares of class B common stock outstanding as of April 26, 2024, as reported in the Issuer’s Final Prospectus filed on April 30, 2024.

Page 5 of 7 pages

CUSIP No.	184492 106

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of CleanCore Solutions, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 5920 South 118th Circle, Suite 2, Omaha, NE 68137.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by Basestones, Inc., a Nevada S-corporation (“Basestones”), Bethor Limited, a British Virgin Islands partnership (“Bethor”), and Mohammad Ansari, an individual (together, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The principal place of business of Basestones is P.O. Box 7192, Newport Beach, CA 92658. The principal place of business of Bethor is Nerine Chamber, P.O. Box 905, Road Town, Tortola D8 VG 1110. Mr. Ansari’s principal business address is 24347 Sunny Crest Ct., Diamond Bar CA 91765.

(c)	Basestones is a Nevada S-corporation and its principal purpose is to provide advisory and consulting services. Bethor is a British Virgin Islands partnership and its principal purpose is to facilitate the investment of Mr. Ansari in other businesses. Mr. Ansari is the President of Basestones and Bethor. Mr. Ansari’s principal occupation is as a business advisor.

(d)	Except as reported below during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On October 6, 2023, Mr. Ansari was convicted of sexual misconduct. The criminal case is being appealed and is presently under review.

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Basestones was incorporated in Nevada and Bethor was formed in the British Virgin Islands. Mr. Ansari is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2022, Bethor purchased 2,000,000 shares of the Issuer’s series seed preferred stock, par value $0.0001 (the “Series Seed Preferred Stock”) for $0.25 per share for a total purchase price of $500,000. The source of Bethor’s payment of the purchase price for the Series Seed Preferred Stock was working funds.

On October 14, 2022, Basestones purchased 86,207 shares of Class B Common Stock for a purchase price of $150,000. The source of Basestone’s payment of the purchase price for the Series Seed Preferred Stock was working funds.

On February 5, 2024, Bethor converted 750,000 shares of the Series Seed Preferred Stock into the Issuer’s class A common stock, par value $0.0001 (the “Class A Common Stock”), which was subsequently sold and transferred through a secondary sale. On February 7, 2024, Bethor converted the remaining 1,250,000 shares of Series Seed Preferred Stock into Class A Common Stock, which was then converted into Class B Common Stock.

On April 30, 2024, Basestones purchased 125,000 shares of Class B Common Stock on the open market at a purchase price of $4.00 per share for an aggregate purchase price of $500,000.

As a result of the above-described transactions, Basestones owns 211,207 shares of Class B Common Stock and Bethor owns 1,250,000 shares of Class B Common Stock as of the date of the date of this statement.

The Reporting Persons did not purchase any of the shares of Class B Common Stock with borrowed funds.

Page 6 of 7 pages

CUSIP No.	184492 106

Item 4. Purpose of Transaction.

The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, Basestones is the beneficial owner of 211,207 shares of Class B Common Stock, representing 3.10% outstanding Class B Common Stock, Bethor is the Beneficial owner of 1,250,000 shares of Class B Common Stock, representing 18.35% of the outstanding Class B Common stock, and Mr. Ansari is the beneficial owner is the beneficial owner of 1,461,207 shares of Class B Common Stock, representing 21.45% of the outstanding Class B Common Stock, which includes his beneficial ownership of Basestones and Bethor. Mr. Ansari is the President of both Basestones and Bethor and has voting and investment power over the securities held by them. As a result, Mr. Ansari may be deemed to be the beneficial owner of the shares held by Basestones and Bethor. The Reporting Persons do not own any other securities of the Issuer.

(b)	Basestones and Mr. Ansari have shared power to vote and dispose of 211,207 shares of Class B Common Stock. Bethor and Mr. Ansari have shared power to vote and dispose of 1,250,000 shares of Class B Common Stock. All of the shares held by Basestones and Bethor may be deemed to be beneficially owned by Mr. Ansari as the President of each of Basestones and Bethor. Therefore, as of the date of the filing of this Schedule 13D, Mr. Ansari had shared power to vote or direct the vote and dispose or direct the disposition of 1,461,207 shares of the Class B Common Stock.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of Class B Common Stock nor has effected any transaction in the Class B Common Stock during the past 60 days.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of the date hereof, attached hereto as Exhibit 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

Page 7 of 7 pages

CUSIP No.	184492 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024	Basestones, Inc.

	By:	/s/ Mohammad Ansari
	Name:	Mohammad Ansari
	Title:	President

Bethor Limited

	By:	/s/ Mohammad Ansari
	Name:	Mohammad Ansari
	Title:	President

/s/ Mohammad Ansari
Mohammad Ansari